Exhibit 99.1

Bellatrix Exploration Ltd. Announces Notice of Redemption of Debentures

TSX, NYSE MKT: BXE

CALGARY, Sept. 4, 2013 /CNW/ - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (BXE-TSX) is pleased to announce that today it is issuing a notice of redemption to holders of its currently outstanding $55.0 million 4.75% Convertible Unsecured Subordinated Debentures due April 30, 2015 (the "Debentures").  As set out in the notice of redemption, the redemption date of the Debentures will be October 21, 2013 (the "Redemption Date").  The Debentures are redeemable for an amount (the "Redemption Price") equal to principal amount of the Debentures plus accrued unpaid interest up to, but excluding, the Redemption Date.

Pursuant to the terms of the Debentures, the Company has elected to satisfy its obligation to pay all of the Redemption Price by issuing and delivering to the holders that number of common shares of the Company (the "Common Shares") obtained by dividing the Redemption Price by 95% of the current market price of the Common Shares on the Redemption Date. For this purpose, the current market price will be calculated based on the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the "TSX") for the 20 consecutive trading days ending on the fifth trading day preceding the Redemption Date. The Company anticipates announcing the current market price to be used to calculate the number of Common Shares that each holder of Debentures will receive on the redemption of the Debentures on or about October 15, 2013.

Prior to the redemption of the Debentures, each holder will have the right to convert their Debentures into Common Shares at a conversion price of $5.60 per Common Share (the "Conversion Price") at any time on or prior to October 18, 2013. A holder electing to convert the principal amount of their Debentures will receive 178 Common Shares for each $1,000 principal amount of Debentures converted plus a cash payment for accrued unpaid interest up to, but excluding, the Conversion Date. No fractional shares will be issued on redemption or conversion but, in lieu thereof, the Company shall pay the cash equivalent thereof determined on the basis of the current market price of the Common Shares on the Redemption Date or conversion date, as applicable (less any tax required to be deducted, if any).

As the Debentures were issued in "book-entry only" form and are held by CDS Clearing and Depository Services Inc., beneficial holders of Debentures must contact their broker, dealer, bank, trust company or other nominee to exercise their right to convert their Debentures. Beneficial holders who intend to convert their Debentures should ensure that they contact their broker, dealer, bank, trust company or other nominee well in advance of the Redemption Date to ensure that they understand the procedure required to exercise their right of conversion. All holders of Debentures who fail to deliver a notice of conversion on or prior to October 15, 2013 (or such other earlier time as may be indicated by their broker, dealer, bank, trust company or other nominee) shall have their Debentures redeemed on the Redemption Date and shall receive that number of Common Shares obtained by dividing the Redemption Price by 95% of the current market price of the Common Shares on the Redemption Date

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.  Common shares and convertible debentures of Bellatrix trade on the TSX under the symbols BXE and BXE.DB.A, respectively and the common shares of Bellatrix trade on the NYSE MKT under the symbol BXE.

All amounts in this press release are in Canadian dollars unless otherwise identified.

Forward looking statements: Certain information set forth in this news release, including the expected timing for announcing the current market price to be used to calculate the number of Common Shares that each holder of Debentures will receive on the redemption of the Debentures may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix's control. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC's website www.sec.gov or at Bellatrix's website www.bellatrixexploration.com. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

SOURCE: Bellatrix Exploration Ltd.

%CIK: 0001483405

For further information:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
Suite No. 1920, 800 - 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
(www.bellatrixexploration.com)

CO: Bellatrix Exploration Ltd.

CNW 08:00e 04-SEP-13